January 13, 2015

Via EDGAR Correspondence

Mr. Gus Rodriguez

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated December 29, 2014, Related to File No. 001-34653

Dear Mr. Rodriguez:

We have reviewed the letter referred to above and respectfully provide the following responses:

Form 10-Q filed for the Period Ended September 30, 2014

Item 1. Financial Statements (unaudited)

Consolidated Statements of Income

1. Please revise future filings to label “Non-core expense” more appropriately on the Income Statement.

Non-core expenses included in the Company’s September 30, 2014 income statement include acquisition and litigation expenses. The Company’s future filings will be revised to label “non-core expenses” more appropriately in the income statement.

Notes to Consolidated Financial Statements

Note 15 – Fair Value, page 29

2. Please tell us, and revise future filings, to include disclosure requirements of ASC 820-10-50-2.bbb, specifically quantitative information about the significant unobservable inputs used in the fair value measurement for fair value measurements categorized within Level 3 of the fair value hierarchy for impaired loans and other real estate owned. Refer to ASC 820-10-55-103 for a proposed template for disclosing this information in future filings.

Collateralized impaired loans are reported at the fair value of the underlying collateral. Collateral underlying impaired loans varies widely and may include real estate, accounts receivable, inventory and a variety of equipment. Collateral values are estimated using independent appraisals, which may be discounted based on management’s knowledge of the specific type and condition of the collateral, age of the appraisal, potential market for the collateral and estimated disposal costs. As of September 30, 2014, appraisal adjustments on impaired loans ranged from 8% to 70%, with a weighted average appraisal adjustment of 29%. As of December 31, 2013, appraisal adjustments on impaired loans ranged from 6% to 66%, with a weighted average appraisal adjustment of 31%.

The fair values of other real estate owned are estimated using independent appraisals, which may be discounted based on management estimates of current market conditions, age of appraisal and estimated disposal costs. As of September 30, 2014, appraisal adjustments on other real estate ranged from 2% to 50%, with a weighted average appraisal adjustment of 18%. As of December 31, 2013, appraisal adjustments on other real estate owned ranged from 0% to 55%, with a weighted average appraisal adjustment of 15%.

The Company will undertake to include in all future filings, the following table providing quantitative information about the significant unobservable inputs used in the fair value measurement for fair value measurements categorized within Level 3 of the fair value hierarchy for all periods presented:

	As of September 30, 2014
	Fair Value	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Impaired loans	$41,996	Appraisal	Appraisal adjustment	8% -70% (29%)
Other real estate owned	6,499	Appraisal	Appraisal adjustment	2% -50% (18%)

	As of December 31, 2013
	Fair Value	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Impaired loans	$57,302	Appraisal	Appraisal adjustment	6% -66% (31%)
Other real estate owned	8,502	Appraisal	Appraisal adjustment	0% -55% (15%)

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

3. You discuss non-core expenses in your MD&A. Please provide the non-GAAP disclosure requirements of Item 10(e)(1)(i) of Regulation S-K if you discuss non-GAAP financial measures in future interim financial reports.

The Company will undertake to provide the non-GAAP disclosure requirement of Item 10(e)(1)(i) of Regulation S-K if non-GAAP financial measures are discussed in future interim financial reports.

In addition, we acknowledge that:

•	First Interstate BancSystem, Inc. is responsible for the adequacy and accuracy of disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	First Interstate BancSystem, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Bailey at 406-255-5319 or our legal counsel, Gregory E. Lindley, Holland & Hart LLP at 801-799-5829 with any additional comments or questions you may have.

Sincerely,

FIRST INTERSTATE BANCSYSTEM, INC.

By:	/s/ KEVIN P. RILEY
Kevin P. Riley
Executive Vice President and Chief Financial Officer